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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Argan, Inc. (Name of Issuer)

Common Stock, par value $0.15 (Title of Class of Securities)

04010E 10 9 (CUSIP Number)

Richard A. Krantz
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut 06901
(203) 462-7505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No 04010E 10 9	Page 2 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR I SBIC, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 879,730
(8) Shared Voting Power 0
(9) Sole Dispositive Power 879,730
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 879,730
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 7.9%
(14) Type of Reporting Person (See Instructions) PN

CUSIP No 04010E 10 9	Page 3 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR Fund II, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 440,540
(8) Shared Voting Power 0
(9) Sole Dispositive Power 440,540
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 440,540
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 4%
(14) Type of Reporting Person (See Instructions) PN

CUSIP No 04010E 10 9	Page 4 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR Fund II GP, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 440,540(1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 440,540(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 440,540(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 4%
(14) Type of Reporting Person (See Instructions) OO

(1) MSR Fund II GP, LLC may be deemed to indirectly beneficially own 440,540 shares of Common Stock  held directly by MSR Fund II, L.P.

CUSIP No 04010E 10 9	Page 5 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Tri-Lev LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 3,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 3,000
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,000
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 0%
(14) Type of Reporting Person (See Instructions) OO

CUSIP No 04010E 10 9	Page 6 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR Advisors, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 50,000(1)
(8) Shared Voting Power 1,320,270(2)
(9) Sole Dispositive Power 50,000(1)
(10) Shared Dispositive Power 1,320,270(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,220(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 12.4%
(14) Type of Reporting Person (See Instructions) CO

 (1) 50,000 shares of Common Stock underlying warrants held by MSR Advisors, Inc.
(2) MSR Advisors, Inc. may be deemed to indirectly beneficially own (i) 879,730 shares of Common Stock  held directly by MSR I SBIC, L.P. and (ii) 440,540 shares of Common Stock held directly by MSR Fund  II, L.P.

CUSIP No 04010E 10 9	Page 7 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR I SBIC Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 879,730(1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 879,730(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 879,730(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 7.9%
(14) Type of Reporting Person (See Instructions) OO

(1) MSR I SBIC Partners, LLC may be deemed to indirectly beneficially own 879,730 shares of Common  Stock held directly by MSR I SBIC, L.P.

CUSIP No 04010E 10 9	Page 8 of 16
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Daniel A. Levinson
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 15,000(1)
(8) Shared Voting Power 1,373,270(1)
(9) Sole Dispositive Power 15,000(1)
(10) Shared Dispositive Power 1,373,270(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,270(1)(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 12.5%
(14) Type of Reporting Person (See Instructions) IN

(1)	15,000 shares of Common Stock underlying options held by Mr. Levinson.
(2)
Mr. Levinson may be deemed to indirectly beneficially own (i) 879,730 shares of Common Stock held directly by MSR I SBIC, L.P., (ii) 3,000 shares of Common Stock held directly by Tri-Lev LLC, (iii) 440,540 shares of Common Stock held directly by MSR Fund II, L.P., and (iv) 50,000 shares of Common Stock underlying warrants held directly by MSR Advisors, Inc.

CUSIP No 04010E 10 9	Page 9 of 16

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule13 D”) relates to the common stock, par value $0.15 per share (the “Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”) acquired from Issuer in a private offering (the “Private Offering”) pursuant to that certain Stock Purchase Agreement by and between Issuer, MSR I SBIC, L.P., MSR Fund II, L.P. and certain other parties dated December 8, 2006 (the “Stock Purchase Agreement”).

The address of Issuer’s principal office is One Church Street, Suite 401, Rockville, MD 20850.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of MSR I SBIC, L.P., a Delaware limited partnership (“MSRI”), MSR Advisors, Inc., a Connecticut corporation (“MSRA”), MSR I SBIC Partners, LLC, a Connecticut limited liability company (“MSRI Partners”), Tri-Lev LLC, a Connecticut limited liability company (“Tri-Lev”), MSR Fund II, L.P., a Delaware limited partnership (“Fund II”), MSR Fund II GP, LLC, a Delaware limited liability company (“Fund II GP”), and Daniel A. Levinson, an individual and citizen of the United States (“Levinson” and, collectively with MSRI, MSRA, MSRI Partners, Tri-Lev, Fund II, and Fund II GP, the “Reporting Persons”).

Appendix A attached hereto and incorporated herein by reference sets forth with respect to each general partner, executive officer and director of MSRI, MSRA, MSRI Partners, Tri-Lev, Fund II and Fund II GP the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

MSRI’s principal business is to invest in small to mid-sized companies with less than $18,000,000 in net worth. The principal business address of MSRI is 8 Wright Street, Westport, Connecticut 06880.

Tri-Lev’s principal business is investing in a variety of investments. The principal business address of Tri-Lev is 8 Wright Street, Westport, Connecticut 06880.

MSRA’s principal business is to act as an investment counselor and portfolio manager of certain funds. The principal business address of MSRA is 8 Wright Street, Westport, Connecticut 06880.

MSRI Partners’ principal business is acting as the general partner of MSRI. The principal business address of MSRI Partners is 8 Wright Street, Westport, Connecticut 06880.

Fund II’s principal business is to invest in small to mid-size companies. The principal business address of Fund II is 8 Wright Street, Westport, Connecticut 06880.

CUSIP No 04010E 10 9	Page 10 of 16

Fund II GP’s principal business is acting as the general partner of Fund II. The principal business address of Fund II GP is 8 Wright Street, Westport, Connecticut 06880.

Levinson’s principal business is acting as the president of MSRA. Levinson’s principal business address is 8 Wright Street, Westport, Connecticut 06880.

None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

None of the Reporting Persons or the individuals listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 8, 2006, Issuer issued (i) 92,793 shares of its common stock to MSR I SBIC, L.P. and (ii) 440,540 shares of its common stock to MSR Fund II, L.P. pursuant to a certain Stock Purchase Agreement dated as of December 8, 2006. MSR I SBIC, L.P. and MSR Fund II, L.P. are entities controlled by Daniel Levinson. Accordingly, Mr. Levinson may be deemed to beneficially own 879,730 shares of common stock held by MSR I SBIC, L.P. (including the 92,793 shares issued to MSR I SBIC, L.P. on December 8, 2006) as well as: (i) 3,000 shares of common stock held by Tri-Lev LLC; (ii) 440,540 shares of common stock held by MSR Fund II, L.P.; (iii) 50,000 shares of common stock underlying warrants held by MSR Advisors, Inc.; and (iv) 15,000 shares of common stock underlying stock options held by Mr. Levinson. The source of the funds for the purchase of the (i) 92,793 shares of common stock by MSR I SBIC, L.P. and the (ii) 440,540 shares of common stock by MSR Fund II, L.P. was working capital of the respective entities.

ITEM 4. PURPOSE OF TRANSACTION

The common stock has been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business. Levinson participates directly in the management of the Issuer through representation on the Issuer’s Board of Directors (the “Board”) by virtue of Levinson’s appointment to fill a vacancy on the Board effective as of May 1, 2003.

CUSIP No 04010E 10 9	Page 11 of 16

The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s securities or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those listed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 1,388,270 shares of Common Stock, representing in the aggregate approximately 12.5% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding on December 8, 2006, in the Issuer’s Quarterly Report on Form 10-QSB for the period ended October 31, 2006, as filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2006. The table below sets forth the number of shares of Common Stock directly and indirectly beneficially owned by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

CUSIP No 04010E 10 9	Page 12 of 16

Due to their relationship with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock and warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or warrants held by any other Reporting Person.

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
	Common Stock	Underlying Warrants	Common Stock	Underlying Warrants
MSRI	879,730	0	0	0	879,730	7.9%
Tri-Lev	3,000	0	0	0	3,000	0%
MSRA	0	50,000(2)	1,320,270(3)	0	1,370,270	12.4%
MSRI Partners	0	0	879,730(1)	0	879,730	7.9%
Fund II	440,450	0	0	0	440,450	4%
Fund II GP	0	0	440,450(4)	0	440,450	4%
Daniel A. Levinson	0	15,000(5)	1,323,270(6)	50,000(7)	1,388,270	12.5%

(1)	MSRI Partners may be deemed to indirectly beneficially own 879,730 shares of common stock held directly by MSRI.
(2)	Common stock underlying warrants held by MSRA. Warrants are exercisable until December 31, 2012.
(3)	MSRA may be deemed to indirectly beneficially own 786,937 shares of common stock held directly by MSRI and 440,540 shares of common stock held directly by Fund II.
(4)	Fund II GP may be deemed to indirectly beneficially own 440,450 shares of common stock held directly by Fund II.
(5)	Common stock underlying options held by Mr. Levinson.

CUSIP No 04010E 10 9	Page 13 of 16

(6)
Mr. Levinson may be deemed to indirectly beneficially own (i) 879,730 shares of common stock held directly by MSRI, (ii) 3,000 shares of common stock held directly by Tri-Lev, (iii) and 440,540 shares of common stock held directly by Fund II.

(7)	Common stock underlying options held by Mr. Levinson.

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock or the warrants in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL FILED AS EXHIBITS

1.	Joint Filing Agreement, dated December 28, 2006.

CUSIP No 04010E 10 9	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of December 28, 2006

MSR I SBIC, L.P.
By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	President, MSR Advisors, Inc.

Tri-Lev LLC

By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	Managing Member

MSR Advisors, Inc.

By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	President

MSR I SBIC Partners, LLC

By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	President, MSR Advisors, Inc.

MSR Fund II, L.P.

By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	President, MSR Advisors, Inc.

MSR Fund II GP, LLC

By:	/s/ Daniel Levinson
Name:	Daniel Levinson
Title:	President, MSR Advisors, Inc.

By:	/s/ Daniel Levinson
Name:	Daniel Levinson

CUSIP No 04010E 10 9	Page 15 of 16

APPENDIX A

MSR ADVISORS, INC. (“MSRA”); Investment Advisor to MSRI and Fund II and Manager of Tri-Lev, MSRI Partners and Fund II GP

Each of the listed persons is a resident of the United States and has his business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons’ position with MSRA is also his principal occupation.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSR ADVISORS, INC.
Daniel A. Levinson	Sole Shareholder/President
Michael Tamulis	Chief Financial Officer
Marshall Kiev	Secretary

MSR I SBIC Partners, LLC (“MSRI Partners”): General Partner of MSRI

Each of the listed individuals is a resident of the United States and has his business address at 8 Wright Street, Westport, Connecticut 06880.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI PARTNERS	PRINCIPAL OCCUPATION
Daniel A. Levinson	Managing Member	President of MSRA
MSR Advisors, Inc.	Manager	Investment Counselor and Portfolio Manager
Marshall Kiev	Member	Secretary of MSRA
David Schneider	Member	Principal of MSRA
Mark Bates	Member	Principal of MSRA

MSR I SBIC, L.P. (“MSRI”)

MSR Partners principal occupation is also its position with MSR I SBIC, LP.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI
MSR I SBIC Partners, LLC	General Partner

CUSIP No 04010E 10 9	Page 16 of 16

TRI-LEV LLC

Each of the listed persons is a resident of the United States and has a business address at 8 Wright Street, Westport, Connecticut 06880.

NAME/PLACE OF CITIZENSHIP	POSITION WITH TRI-LEV LLC	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS/RESIDENTIAL ADDRESS
Daniel A. Levinson	Managing Member	President of MSRA
MSRA	Manager	Investment Counselor and Portfolio Manager
Jonathan Levinson	Member	Private Investor	75 Dorchester Road, Scarsdale, New York 10583
Deborah Weber	Member	Homemaker	220 Mulbury Road, Orange, Connecticut 06477

MSR Fund II, L.P. (“Fund II”)

Each of the listed persons is a resident of the United States and has its business address at 8 Wright Street, Westport, Connecticut 06880. Fund II GP’s principal occupation is also its position with Fund II.

NAME/PLACE OF CITIZENSHIP	POSITION WITH FUND II
MSR Fund II GP, LLC	General Partner

MSR Fund II GP, LLC (“Fund II GP”): General Partner of Fund II

Each of the listed individuals is a resident of the United States and has his business address at 8 Wright Street, Westport, Connecticut 06880.

NAME/PLACE OF CITIZENSHIP	POSITION WITH FUND II	PRINCIPAL OCCUPATION
Daniel A. Levinson	Managing Member	President of MSRA
Marshall Kiev	Member	Secretary of MSRA
David Schneider	Member	Principal of MSRA
Mark Bates	Member	Principal of MSRA